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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AMBASSADORS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

023178-10-6

(CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 pages

13G
CUSIP No. 023178-10-6

1.	Name of Reporting Person: JOHN A. UEBERROTH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 879,270(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 879,270(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 879,270(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.81%

12.	Type of Reporting Person: IN

(1) Consists of 789,270 shares of common stock and options to purchase 90,000 shares of common stock, of which 67,500 are exercisable and 22,500 options will become exercisable on June 28, 2005.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: AMBASSADORS INTERNATIONAL, INC.

(b)	Address of Issuer’s Principal Executive Offices:

1071 CAMELBACK STREET
NEWPORT BEACH, CA 92660

Item 2.

(a)	Name of Person Filing: JOHN A. UEBERROTH

(b)	Address of Principal Business Office:

1071 CAMELBACK STREET
NEWPORT BEACH, CA 92660

(c)	Citizenship: UNITED STATES

(d)	Title of Class of Securities: COMMON STOCK

(e)	CUSIP Number: 023178-10-6

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4.	Ownership.

(a)	Amount beneficially owned: 879,270(1)

(b)	Percent of class: 8.81%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 879,270 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 879,270 (1)

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group: NOT APPLICABLE

Item 9.	Notice of Dissolution of Group: NOT APPLICABLE

Item 10.	Certification: NOT APPLICABLE

Page 3 of 4 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005	/s/ JOHN A. UEBERROTH
JOHN A. UEBERROTH

Page 4 of 4 pages